FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	RBS Holdings N.V dated 30 April 2014
Exhibit No. 2	Total Voting Rights dated 30 April 2014
Exhibit No. 3	Filing of Annual Report on Form 20-F with US SEC dated 01 May 2014
Exhibit No. 4	Director/PDMR Shareholding dated 07 May 2014
Exhibit No. 5	Director/PDMR Shareholding dated 08 May 2014
Exhibit No. 6	Publication of Supplementary Prospectus dated 12 May 2014
Exhibit No. 7	Additional Listing dated 14 May 2014
Exhibit No. 8	Director/PDMR Shareholding dated 14 May 2014
Exhibit No. 9	Director/PDMR Shareholding dated 19 May 2014
Exhibit No. 10	RBSG Announces $2.25 billion Tier 2 Transaction dated 22 May 2014

Exhibit No. 1

RBS Holdings N.V.

RBS Holdings N.V. today announces the publication of its 2013 Annual Report and Accounts. RBS Holdings N.V. and its banking entity The Royal Bank of Scotland N.V. ('RBSH Group') are majority owned by The Royal Bank of Scotland Group plc.

The RBS Holdings N.V. 2013 Annual Report and Accounts is available on the RBS website (http://www.investors.rbs.com/results-centre/annual-report-subsidiary-results/2013.aspxwww.RBS.com).

For further information, please contact

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758	RBS Group Media Relations +44 131 523 4205(UK) +31 20 464 1150 (NL)

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 April 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-Apr-14
Ordinary shares of £1	6,241,999,953	4	24,967,999,812
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,242,899,953		24,971,599,812

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company") announces that, on 30 April 2014, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com.  The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Aileen Taylor
Company Secretary
RBS Secretariat
1 May 2014

Exhibit No. 4

The Royal Bank of Scotland Group plc
7 May 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONSIN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1.   The Royal Bank of Scotland Group plc (the "Company") announces that the conditional award over ordinary shares of £1 in the Company (the "Shares"), granted under the RBS 2010 Long Term Incentive Plan on 8 November 2013
      to the Person Discharging Managerial Responsibility ("PDMR") set out below, vested on 7 May 2014.  The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by the
      PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of Shares retained
Simon McNamara	43,308	20,386	22,922

The market price per Share on the date of vesting was £3.233.  Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

2. The Company also announces that it was notified on 6 May 2014 of the sale, on that date, of Shares held in the Computershare Nominee Service Account by the PDMR set out below:-

PDMR	No. of Shares Sold	Price per share
Bruce Van Saun	40,000	£3.305

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary and Chief Corporate Governance Officer

Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

39

8. Price per share or value of transaction

£3.2575

9. Date and place of transaction

7 May 2014

10. Date issuer informed of transaction

7 May 2014

11. Name of contact and telephone number for queries

Aileen Taylor, Company Secretary and Chief Corporate Governance Officer

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Company Secretary and Chief Corporate Governance Officer

Date of notification

8 May 2014

Exhibit No. 6

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 12 May 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8841G_-2014-5-12.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

The Royal Bank of Scotland Group plc

Additional Listing

14 May 2014

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the Financial Conduct Authority for a block listing of 25,000,000 ordinary shares of 100 pence each to be admitted to the Official List.  It is anticipated that these shares will be admitted on 16 May 2014.

These shares will be allotted pursuant to the Company's obligations under the following employee share plan:

i) 25,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2010 Deferral Plan.

Participants in this employee share plan have or will become entitled to these new shares following the allocation of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Exhibit No. 8

The Royal Bank of Scotland Group plc (the "Company")

14 May 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company was notified on 14 May 2014 of the exercise of share options over ordinary shares of £1 in the Company ("Shares"), on that date, by the PDMR named below.  The share options were granted under the 2007 Executive Share Option Plan with an option price of £2.82 per Share.  Immediately following the exercise, the PDMR sold all of the Shares acquired on exercise, including a number of Shares to meet relevant tax liabilities, as set out below:-

PDMR	No. of Shares over which options exercised	No. of Shares sold to satisfy relevant tax liability	No. of Shares sold 'net' of relevant tax liability
Christopher Sullivan	197,139	13,116	184,023

The market price achieved on the sale of the Shares was £3.285.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary and Chief Corporate Governance Officer

Exhibit No. 9

The Royal Bank of Scotland Group plc (the "Company")
19 May 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company announces that a conditional award over ordinary shares of £1 in the Company ("Shares") has been granted under the RBS 2010 Long Term Incentive Plan on 19 May 2014 to the PDMR set out below.

PDMR	No. of Shares granted
Ewen Stevenson	584,506

The market price per Share used on the grant of the award was £3.27.

The award is eligible to vest between March 2015 and March 2017 and is subject to clawback provisions.  Vested Shares retained after payment of relevant tax liabilities will be subject to a further six month retention period.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 10

22 May 2014

The Royal Bank of Scotland Group plc ("RBSG") completed the pricing of its ten-year, USD 2,250,000,000 aggregate principal amount of 5.125% Subordinated Tier 2 Notes due 28 May 2024.

The net proceeds to RBSG of approximately USD 2,223,292,500 will be used for general corporate purposes.

The offering is scheduled to close on 28 May 2014 subject to the satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

RBS Group Investor Relations
Tel. +44 207 672 1759

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 May 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary